Exhibit 99.1
Sinovac to Present at the Susquehanna Financial Group’s Second Annual Beijing Management Summit Conference

BEIJING, September 1, 2008 --- Sinovac Biotech Ltd. (Amex: SVA), a vaccine-focused biotech company in China, announced today that Mr. Weidong Yin, Chairman, President and CEO, is scheduled to present at the Susquehanna Financial Group’s Second Annual Beijing Management Summit Conference, at Grant Hyatt Beijing Hotel in Beijing, China. Sinovac’s presentation is scheduled for Thursday, September 11th at 1:35 p.m.

About Sinovac
Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and PanfluTM (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com .. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For more information, please contact:

Contact Information:
     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

Investors:
     Stephanie Carrington
     The Ruth Group
     Tel:   +1-646-536-7017
     Email: scarrington@theruthgroup.com

Media:
     Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7033
     Email: jmccargo@theruthgroup.com